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                   WILSON SONSINI GOODRICH & ROSATI
                        PROFESSIONAL CORPORATION



                           650 PAGE MILL ROAD
                     PALO ALTO, CALIFORNIA 94304-1050
              TELEPHONE 415-493-9300  FACSIMILE 415-493-6811
                             WWW.WSGR.COM


                           November 6, 1997


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  John F. Murphy, Mail Stop 7-8

     RE:  SOCKET COMMUNICATIONS, INC.
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2
          (FILE NO. 333-22273)

Dear Mr. Murphy:

     On behalf of Socket Communications, Inc. (the "COMPANY"), we hereby withdraw the Registration Statement on Form SB-2 (Registration No. 333-22273) (the "REGISTRATION STATEMENT") initially filed with the Securities and Exchange Commission on February 24, 1997. The Registration Statement is being withdrawn pursuant to Rule 479 under the Securities Act of 1933, as amended, since the Registration Statement was not declared effective and has since become stale.

     Please call me or Barry Taylor of this office at (415) 493-9300 if you have any questions or require additional information.

                                     Very truly yours,

                                     WILSON SONSINI GOODRICH & ROSATI
                                     Professional Corporation

                                     /s/ Robert G. O'Connor

                                     Robert G. O'Connor


cc:  David W. Dunlap
     Barry E. Taylor, Esq.